

September 6, 2011

Via Email

Carlos Robles Miaja
Chief Financial Officer
Teléfonos de México, S.A.B. de C.V.
Parque Vía 198, piso 7, oficina 701
Colonia Cuauhtémoc
06599 México, D.F., México

> **Re:** **Teléfonos de México, S.A.B. de C.V.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed May 11, 2011, as amended by Amendment No. 1**
> **Filed August 31, 2011**
> **File No. 001-32741**

Dear Mr. Miaja:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Larry Spirgel

                                    Larry Spirgel
                                    Assistant Director

cc: Via Email
        Nicolas Grabar, Esq.
        Cleary Gottlieb Steen & Hamilton LLP